Exhibit 4(c)(ii)
Life Insurance Company (U.S.A.)
WAIVER OF WITHDRAWAL CHARGE ENDORSEMENT
WAIVER OF WITHDRAWAL CHARGE UPON OCCURRENCE OF A TRIGGERING EVENT
We agree to waive any applicable Withdrawal Charge prior to the date annuity payments have commenced if 1) beginning at least 30 days after the Effective Date a Triggering Event occurs and 2) the Covered Person’s attained age is less than 80 on the Effective Date of the contract.
Triggering Event
A Triggering Event is a Covered Person’s confinement in a Nursing Home, subject to the following conditions:
a.	a Covered Person was not confined to a Nursing Home within two years prior to the Effective Date of the contract.

b.	a Covered Person’s confinement is for at least 90 consecutive days;

c.	a Covered Person is receiving Nursing Care;

d.	such Nursing Care is based on a Physician’s plan in accordance with accepted standards of medical practice, and is Medically Necessary;

e.	such Nursing Care is needed because of a Covered Person’s inability to perform at least two of the Activities of Daily Living without Human Assistance because of either Physical Impairment or Cognitive Impairment; and

f.	such Nursing Care is received while the contract is in force, and is not assigned.
Definitions
“Activities of Daily Living” means the following activities:
•	Bathing, which means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

•	Continence, which means the ability to maintain control of bowel and bladder functions; and when unable to maintain control of bowel or bladder functions, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

•	Dressing, which means putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

•	Eating, which means feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by feeding tube or intravenously. Eating does not include preparing a meal.

•	Toileting, which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•	Transferring, which means moving into or out of a bed, chair, or wheelchair. Transferring does not include the task of getting into or out of the tub or shower.
“Cognitive Impairment” means a deficiency in a person’s short-term or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.
“Covered Person” means the Owner and the Owner’s Spouse. “Covered Person” will mean the Annuitant and the Annuitant’s Spouse if the contract is owned by a Trust.
“Human Assistance” means physical, hands on, assistance in the case of Physical Impairment or verbal direction or supervision in the case of a Cognitive Impairment, which helps another person to perform Activities of Daily Living.
“Medically Necessary” means appropriate and consistent with the diagnosis in accord with accepted standards of practice, and which could not have been omitted without adversely affecting the individual’s condition.

00NHCI	FL

“Nursing Care” means skilled or intermediate care provided by one or more of the following health care professionals: registered nurse, licensed vocational nurse, licensed practical nurse, physical therapist, occupational therapist, speech therapist, respiratory therapist, medical social worker, or registered dietitian.
“Nursing Home” means a facility which meets all of the following requirements:
•	it is licensed and operated to provide Nursing Care for a charge (including room and board), according to the laws of the jurisdiction in which it is located;

•	has services performed by or under the continual, direct, and immediate supervision of a registered nurse, licensed practical nurse, or licensed vocational nurse, on-site twenty-four (24) hours per day.
A Nursing Home may be a freestanding facility or it may be a distinct part of a facility, including a ward, wing, or swing-bed of a hospital or other facility.
Nursing Home does not mean:
•	a hospital or clinic;

•	a rehabilitation hospital or facility;

•	an assisted care living facility;

•	a rest home (a home for the aged or a retirement home) which does not, as its primary function, provide custodial care;

•	your primary place of residence, including your living quarters in a continuing care retirement community or similar entity;

•	a facility for the treatment of alcoholism, drug addiction, or mental illness.
“Physical Impairment” means a loss of physical functioning which interferes with a person’s ability to perform the Activities of Daily Living. A person with a physical impairment would require hands-on Human Assistance in order to perform the Activities of Daily Living.
“Physician” is a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license issued by the jurisdiction in which the services are rendered. Physician does not include a Covered Person, a Covered Person’s spouse, children, parents, grandparents, grandchildren, siblings, or in-laws.
Benefit Procedure
A written request for a withdrawal and adequate proof of a Triggering Event must be received by us no later than 90 days, or as soon thereafter as reasonably possible, from the date of discharge from a Nursing Home Facility.
Signed for the Company at Boston, Massachusetts.
Secretary